UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 8, 2015



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On September 8, 2015, Dollar Tree, Inc. ("Dollar Tree") issued the following supplementary information regarding certain matters relating to the recently completed acquisition of Family Dollar Stores, Inc. ("Family Dollar"):

- Reconciliation of Second Quarter 2015 Reported Results to Results Adjusted for the Effects of Purchase Accounting
- Summary of Family Dollar Stores, Inc. Reclassification Amounts from Selling, General and Administrative Expenses to Cost of Sales
- Summary of Expected Purchase Accounting Effect on Third Quarter and Fourth Quarter 2015 and Expected Interest Expense for Third Quarter and Fourth Quarter 2015

Management of Dollar Tree believes that the Reconciliation of Second Quarter 2015 Reported Results to Results Adjusted for the Effects of Purchase Accounting is useful to investors because it shows the effect of acquisition-related costs, purchase accounting adjustments and significant markdowns on reported results for the second quarter of 2015 and should enable more relevant comparisons of results in future quarters.

The Summary of Family Dollar Stores, Inc. Reclassification Amounts from Selling, General and Administrative Expenses to Cost of Sales is believed to be useful to investors because it shows the amounts which Family Dollar would have reported in cost of sales had it reported based on the same fiscal periods and accounting policies of Dollar Tree. This information is expected to allow for more relevant comparisons of results in future quarters.

The Summary of Expected Purchase Accounting Effect on Third Quarter and Fourth Quarter 2015 and Expected Interest Expense for Third Quarter and Fourth Quarter 2015 is believed to be useful because it provides forward-looking information with regards to the expected effect of purchase accounting entries and the expected interest expense associated with Dollar Tree's debt structure following the acquisition of Family Dollar.

This supplementary information is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this Item 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

<u>**Forward Looking Statements**</u>

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about Dollar Tree's current and future prospects and its operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward-looking statements contained herein include certain plans, activities or events which Dollar Tree expects will or may occur in the future and relate to, among other things, the consummation of the pending divestiture, and the benefits, results, effects, timing and certainty of the pending transaction between Dollar Tree and Family Dollar.

Risks and uncertainties related to the acquisition of Family Dollar and the pending divestiture include, among others: the risk that the divestiture agreement with Sycamore Partners, which is subject to various conditions, does not close; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations and the divestiture; and the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the acquisition of Family Dollar. Consequently, all of the forward-looking statements made by Dollar Tree, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "A Warning About Forward-

Looking Statements" and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended January 31, 2015 and Dollar Tree's Quarterly Report on Form 10-Q for the quarter ended August 1, 2015, and other reports filed by Dollar Tree with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read Dollar Tree's "Risk Factors" and other cautionary statements contained in its filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and Dollar Tree's financial condition and results of operations could be materially adversely affected.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Supplementary information issued by Dollar Tree, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: September 8, 2015   By: /s/ Kevin S. Wampler

                                        Kevin S. Wampler
                                        Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Supplementary information issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC.

Reconciliation of Second Quarter 2015 Reported Results to Results Adjusted for the Effects of Purchase Accounting

(In millions, except per share data)

	As reported	Acquistion-related costs (1)	Purchase accounting (2)	Significant markdowns (3)	As adjusted
		13 Weeks Ended August 1, 2015			
Net sales	$ 3,011.2	$ —	$ —	$ —	$ 3,011.2
Cost of sales	2,156.0	—	(11.1)	(60.0)	2,084.9
Gross profit	855.2	—	11.1	60.0	926.3
	28.4%	— %	0.4 %	2.0%	30.8%
Selling, general and administrative expenses	731.8	(17.7)	(17.5)	—	696.6
	24.3%	(0.6)%	(0.6)%	—%	23.1%
Operating income	123.4	17.7	28.6	60.0	229.7
	4.1%	0.6 %	0.9 %	2.0%	7.6%
Interest expense, net	263.9	(227.6)	—	—	36.3
Other expense, net	1.7	—	—	—	1.7
Income (loss) before income taxes	(142.2)	245.3	28.6	60.0	191.7
Income tax expense (benefit)	(44.2)	93.8	10.9	23.0	83.5
Net income (loss)	$ (98.0)	$ 151.5	$ 17.7	$ 37.1	$ 108.2
Net earnings (loss) per share					
Basic	$ (0.46)	$ 0.71	$ 0.08	$ 0.17	$ 0.50
Weighted average number of shares	214.3	214.3	214.3	214.3	214.3
Diluted	$ (0.46)	$ 0.70	$ 0.08	$ 0.17	$ 0.50
Weighted average number of shares	214.3	215.3	215.3	215.3	215.3

(1) The adjustments to Selling, general and administrative expenses and Interest expense, net are related to the acquisition of Family Dollar Stores, Inc. The adjustments to Interest expense, net represent the incremental costs incurred to the July 6, 2015 acquisition date and in conjunction with the repayment of existing debt.

(2) The purchase accounting adjustments represent the amounts by which the consolidated statement of operations was affected by accounting changes associated with purchase accounting. The adjusment to cost of sales is for the amortization of the step-up of the acquired Family Dollar inventory to its fair value. The adjustment to selling, general and administrative expenses is for the amortization of favorable lease rights, additional depreciation expense resulting from the harmonization of Family Dollar and Dollar Tree's policies and severance costs.

(3) The significant markdowns represent markdowns expected to be taken as a result of sku rationalization and planned liquidations.

DOLLAR TREE, INC.

Summary of Family Dollar Stores, Inc. Reclassification Amounts from Selling, General and Administrative Expenses to Cost of Sales

(In millions)

Dollar Tree quarter	Reclassification amount
Third quarter 2014	$ 217.3
Fourth quarter 2014	$ 226.0
First quarter 2015	$ 230.1
Second quarter 2015	$ 231.3
July 2015	$ 80.8

As disclosed in Dollar Tree's historical audited financial statements, Dollar Tree's gross profit may not be comparable to other retailers', as some companies exclude costs related to their store occupancy and distribution network from cost of sales while others, like Dollar Tree, include all or a portion of such costs in cost of sales. As such, following the acquisition, for income statement purposes, certain buying, distribution and occupancy costs for Family Dollar were reclassified from Family Dollar's selling, general and administrative expenses to cost of sales to conform to Dollar Tree's calculation of gross profit. The unaudited information above is derived from Family Dollar's internal financial statements and reflects the additional amounts which Family Dollar would have reported in cost of sales rather than selling, general and administrative expenses had Family Dollar reported based on the same fiscal periods and accounting policies as Dollar Tree.

DOLLAR TREE, INC.

Summary of Expected Purchase Accounting Effect on Third Quarter and Fourth Quarter 2015 and Expected Interest Expense for Third Quarter and Fourth Quarter 2015

(In millions)

	Third Quarter 2015		Fourth Quarter 2015	
Cost of sales effect (1):				
Inventory step-up amortization	$	26.9	$	11.2
Selling, general and administrative expenses effect (1):				
Non-cash favorable lease rights, net amortization	$	19.4	$	19.3
Non-cash depreciation increase		19.5		16.0
Total non-cash selling, general and administrative expenses	$	38.9	$	35.3
Total operating income effect	**$**	**65.8**	**$**	**46.4**
Interest expense:				
Interest expense on acquisition debt (2)	$	89.3	$	88.7
Interest expense on Family Dollar assumed debt		3.8		3.8
Non-cash amortization of debt issuances costs on acquisition debt		6.4		6.4
Total interest expense	**$**	**99.5**	**$**	**98.9**

(1) See Note 2 in the table Reconciliation of Second Quarter 2015 Reported Results to Results Adjusted for the Effects of Purchase Accounting.

(2) Amounts assume no change in LIBOR rates.